SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of April, 2015

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

8 April 2015
AVIVA STATEMENT ON BANCASSURANCE
AGREEMENT WITH DBS

Aviva plc ('Aviva') announces today that its bancassurance agreement with DBS Bank Ltd will conclude at the end of 2015.

Following the conclusion of the DBS agreement, Aviva will retain the existing book of business, associated profits, and customer rights and relationships which were purchased in the original transaction with DBS in 2001.

In the 12 months ending 31 December 2014, products sold through DBS represented approximately 20% of Aviva Singapore's value of new business ('VNB'). The conclusion of the agreement is not material at group level representing less than 3% of Aviva's total VNB in 2014.

The anticipated acquisition of Friends Life Group adds Friends Provident International to Aviva's Asian portfolio of companies, expanding its capabilities in the affluent and wealth management segments in Singapore, Hong Kong and Dubai.

Chris Wei, CEO Global Life and Chairman Asia, Aviva plc, said:

"Given the strength of our relationship with DBS, Aviva was well-placed in this process. However, the cost to renew the agreement was far in excess of what we saw as economically viable or justifiable to our shareholders. Aviva remains highly disciplined regarding capital allocation.

"Aviva has an excellent growth franchise in Asia, with a strong network of leading local partners, including COFCO in China, Astra International in Indonesia, First Financial in Taiwan and VietinBank in Vietnam.

"In addition to our valued bancassurance partners, we have a diverse and rapidly evolving distribution platform in Asia, including a growing direct and online capability and a strong financial adviser and agent network, all of which benefit from the strength of the Aviva brand. We look forward to an exciting future in Asia."

Enquiries:

Media

Nigel Prideaux                                             +44 (0)20 7662 0215
Andrew Reid                                               +44 (0)20 7662 3131
Alastair Hetherington                                +852 3166 9878

Analysts

Colin Simpson                                             +44 (0)20 7662 8115
David Elliot                                                  +44 (0)20 7662 8048

Notes to editors:

About Aviva Asia
• Aviva operates in seven markets in Asia (Singapore, China, Indonesia, Hong Kong, Vietnam, Taiwan and India).

• Aviva is a leading life insurer in Singapore and one of the biggest providers of employee benefits and healthcare insurance.

• Aviva ranks among the top seven foreign life insurers through a 50% joint venture with COFCO in China, operating in twelve provinces and over 50 branches.

• In Indonesia, Aviva has an equal joint venture agreement with Astra International, one of Indonesia's largest diversified conglomerates, to sell and distribute life products.

• Aviva has had a presence in Hong Kong for more than 150 years.

• In Vietnam, Aviva operates as Vietinbank Aviva Life Insurance Ltd Co, a joint venture with Vietnam Commercial Joint Stock Bank of Industry and Trade.

• Aviva operates in partnership with First Financial Holdings in Taiwan, with a wide distribution network of 190 branches across the country.

• Aviva operates in partnership with the Dabur Group in India, with a wide distribution network of 121 branches spreading across nearly 1,000 towns and cities.

About Aviva
• Aviva provides 29 million customers with insurance, savings and investment products.

• We are one of the UK's leading insurers and one of Europe's leading providers of life and general insurance. Our shares are listed on the London Stock Exchange and we are a member of the FTSE100 index.

• We have operations in 16 countries and provide life, general and health insurance and asset management under our well recognised brand.
• We are committed to serving our customers well in order to build a stronger, sustainable business, which makes a positive contribution to society, and for which our people are proud to work.
• The Aviva media centre at www.aviva.com/media/ includes images, company and product information and a news release archive
• For an interactive introduction to what we do and how we do it, please click here http://www.aviva.com/library/reports/this-is-aviva/
• For broadcast-standard video, please visit http://www.aviva.com/media/video/
• Follow us on twitter: www.twitter.com/avivaplc/

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 08 April, 2015
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary